Subsidiaries of Redfin Corporation

Name of Subsidiary	Doing Business As (If Different than Legal Name)	Jurisdiction
Forward Settlement Solutions, Inc.	Title Forward	Delaware
Forward Settlement Solutions of Texas, LLC	Title Forward	Texas
RDFN Ventures, Inc.	RedfinNow	Delaware
Redfin Home Services LLC		Delaware
BE Holdco LLC		Delaware
Bay Equity LLC		California
Redfin Subsidiary Holding Corporation		Delaware
Redfin Unlimited Liability Company		British Columbia, Canada
RedfinNow Borrower LLC		Delaware
RedfinNow Pledgor LLC		Delaware
Rent Group Inc.		Delaware
Title Forward of California Inc.	Title Forward	California
Walk Score Management, LLC		Washington
Title Forward Agency of Arizona, LLC	Title Forward	Delaware
Keystone and Garden State Conveyancing, Inc.	Title Forward	Delaware